United States securities and exchange commission logo





                              February 17, 2022

       Chinh Chu
       Chief Executive Officer
       VECTOR HOLDING, LLC
       251 Little Falls Drive
       Wilmington, New Castle County, Delaware 19808

                                                        Re: VECTOR HOLDING, LLC
                                                            Registration
Statement on Form S-4
                                                            Filed January 18,
2022
                                                            File No. 333-262203

       Dear Mr. Chu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed January 18, 2022

       Market and Industry Data, page 10

   1.                                                   We note your statements
that    there can be no assurance as to the accuracy or
                                                        completeness of such
information    and    neither Getty Images nor CCNB has
                                                        independently verified
the information and cannot guarantee the accuracy and
                                                        completeness of such
information.    Under the federal securities laws, you are responsible
                                                        for all information
contained within your registration statement and should not include language that suggests
otherwise. Please delete these statements.
   2. Please tell us whether you commissioned any of the market and industry data used in this filing. If applicable,
file the consents of such parties as an exhibit to your registration statement, or tell us
why you do not believe you are required to do so. See Rule 436 and
                                                        Section 7 of the
Securities Act. In this regard, we note your disclosure on page 19
 Chinh Chu
FirstName LastNameChinh
VECTOR HOLDING,    LLC Chu
Comapany17,
February  NameVECTOR
            2022        HOLDING, LLC
February
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         regarding data from InsightSlice, PubMatic, The World Federation of Advertisers, and
         Kauman Index.
Summary of the Proxy Statement/Prospectus, page 13

3. We note your presentation of FY 21E Gross Margin here and on page 223. We also note your disclosure on page F-63 that cost of revenue excludes depreciation and amortization associated with creating or buying content. To the extent the gross margin estimates are not computed with a fully-burdened cost of revenues, these margins are non-GAAP measures. Please tell us whether these estimates are non-GAAP measures and your basis for such conclusion. To the extent they are non-GAAP measures, please disclose in equal or greater prominence a fully burdened gross margin prepared in accordance with GAAP.
          Additionally, when reconciling to these non-GAAP measures, please reconcile from a fully-burdened gross profit. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.
CCNB Board's Reasons for the Approval of the Business Combination, page 17

4.       We note the discussion of management   s due diligence activities on
page 18. Please
         revise the fifth bullet to provide more detail on your evaluation of NFT monetization opportunities.
Interests of CCNB's Directors and Officers and Others in the Business Combination, page 29

5. Revise the penultimate bullet on page 31 to disclose the amount of reimbursable out of-
         pocket expenses that have been incurred by the sponsor.
6. Please revise to include a bullet that discloses, upon completion of the business combination, the ownership of New CCNB by the related persons. Please quantify the related persons equity position and its relative value in terms of the overall transaction.
         To the extent quantifiable, please include the related persons rate of return on their initial investment in CCNB. Please include similar disclosure elsewhere as appropriate.
7. Please tell us, with a view toward disclosure, whether your sponsor, officers and directors have any fiduciary or contractual obligations to other entities and, if so, how the board considered those conflicts in negotiating and recommending the business comination.
Questions and Answers About the Proposals for Shareholders
What consideration will be received in connection with the Business Combination?, page 46

8. Please revise the answer to clarify the relative value of the various types of consideration discussed in this answer. In addition, please discuss the Earn-out Shares in greater detail, including the number of shares to be issued to the various recipients and the applicable vesting triggers.
What equity stake will the current shareholders of CCNB, Multiply Group and the current shareholders of Getty Images hold in Getty Images..., page 47
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FirstName LastNameChinh
VECTOR HOLDING,    LLC Chu
Comapany17,
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            2022        HOLDING, LLC
February
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9. Please revise to also include the Sponsor's percentage ownership including the "2,570,000 shares of New CCNB Series B-1 Common Stock and 2,570,000 shares of New CCNB
         Series B-2 Common Stock subject to certain vesting restrictions pursuant to the Sponsor
         Side Letter, any shares to be issued to the Sponsor in connection with the PIPE Investment and NBOKS in connection with the Backstop Agreement," and the Getty Family
         Stockholders' percentage ownership including "shares purchased in connection with the
         PIPE Investment. In addition, we note that you provide the percentage ownership for
         CCNB's public shareholders and the Sponsor in the event that all of the New CCNB
         Warrants are exercised; please also provide the percentage ownerships of the other stockholder groups in such case. Finally, clarify whether and how the earn-out shares are considered in the percentage ownerships identified in this Q&A. Sponsor Group Ownership of New CCNB Following the Business Combination, page 49

10. Please revise footnotes 1 and 3 to the table to include the total value of the excluded shares identified in each footnote. Also clarify whether and how the earn-out shares are considered in this table.
What happens if a substantial number. . . ., page 53

11. Please revise to disclose the potential impact of redemptions on the per share value of the shares held by non-redeeming shareholders. In addition, we note that
(i) the second row
         of the first table excludes New CCNB Series B-1 Common Stock and New
CCNB
         Series B-2 Common Stock, the shares to be issued to the Sponsor in connection with the
         Pipe Investment and the shares to be issued to NBOKS in connection with the Backstop
         Agreement, (ii) the last row of the first table excludes New CCNB Warrants, and (iii) the first row of the second table excludes New CCNB Warrants issuable upon conversion of the Working Capital Loans; please provide additional disclosure regarding the redemption scenarios that includes such excluded shares, or tell us why such disclosure is not material.
Can the Sponsor and the Independent Directors redeem their Founder Shares. . . .., page 61

12.      We note that the    Sponsor, the Founder Holders and certain of CCNB
s directors and/or
         officers   have agreed, for no additional consideration, to waive
their redemption rights
         with respect to their Founder Shares and any public shares they may hold in connection
         with the business combination.    (emphasis added). Please describe
any consideration
         provided in exchange for these agreements, if any.
Risk Factors
Risks Related to the COVID-19 Pandemic and Global Economic Conditions, page 64

13. Please revise, to the extent possible, to quantify the negative impacts COVID-19 has had on the Getty Images business and operations. Please include enough detail so that shareholders can appreciate the discussed risk. Similarly, revise page 241 to quantify the
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VECTOR HOLDING,    LLC Chu
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         impacts of COVID on your business for the periods presented.
Expansion of our operations into new products, services and technologies..., page 68

14. Please expand your discussion to disclose the extent your operations have expanded to the additional products and services mentioned in this risk factor, including non-fungible tokens, artificial intelligence, and machine learning so that shareholders can appreciate the discussed risk.
Unless we increase customer and supplier awareness..., page 71

15.      We note the heading of this risk states that    our revenue may not
continue to grow;
         however, we note that your revenue decreased between 2020 and 2021. Please revise this heading to more clearly disclose the risk.
Risks Related to the Business Combination and CCNB
Our Existing Warrant Agreement...., page 91

16. We note your discussion of the exclusive forum provision in the Existing Warrant
         Agreement and its applicability to claims under the Exchange Act and Securities Act, however the Existing Warrant Agreement does not appear to contain such a provision.
         Please revise your risk factor disclosure, the disclosure in Description of New CCNB
         Securities and/or warrant agreement as necessary.
The New CCNB Post-Closing Certificate of Incorporation will designate the Court of Chancery of the State of Delaware..., page 108

17. We note that the forum selection provision in the New CCNB Post-Closing Certificate of
         Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive
         forum for certain litigation, including any    derivative action.
Please disclose whether
         this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Exchange Act, please revise to clarify that fact and ensure that the exclusive forum provision in the governing documents states this clearly. In addition, please revise here to disclose whether this exclusive forum provision applies to actions arising under the
         Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also revise the Exclusive Forum Provision section on page 286 accordingly.
 Chinh Chu
FirstName LastNameChinh
VECTOR HOLDING,    LLC Chu
Comapany17,
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            2022        HOLDING, LLC
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Shareholder Proposal 2: The Business Combination Proposal, page 125

18. We note that your charter waived the corporate opportunities doctrine. Here and in other appropriate places, please address this potential conflict of interest, whether it impacted your search for an acquisition target, and how it impacted your board's determination to recommend the business combination for shareholder approval. Background of the Business Combination, page 147

19. Please discuss in detail any negotiations related to the Sponsor or CCNB public
         shareholders    equity position in the post-combination company.
20.      Explain the Board   s consideration of the other potential targets. We
note in the last
         paragraph on page 47 that    CCNB evaluated numerous potential
transaction
         counterparties in addition to Getty Images, and engaged in varying levels of discussions, negotiation and due diligence with respect to those companies
and that    Of the
         potential transaction counterparties, CCNB entered into confidentiality agreements with
         36 potential targets   including submissions of non-binding
indications of interest with
         respect to approximately 11 of these potential acquisition targets.
21. Please expand the disclosure in this section to include a more detailed description of the negotiations which occurred in order to establish the core terms of the business combination. In this regard, we note that on September 17, 2021, the parties agreed on an updated transaction valuation of $4.8 billion. Please revise to discuss in greater detail how this valuation was determined and the specific negotiations that resulted in this agreement, considering the valuation of $4.4 - $4.5 billion on September 1, 2021.
22. We note on page 153 that Credit Suisse was engaged as a co-placement agent for third-
         party PIPE investments. Expand the discussion to disclose that Credit Suisse was an
         underwriter in CCNB   s initial public offering and disclose the
amount of fees paid or
         payable to Credit Suisse in connection with its being co-placement agent for the PIPE investments.
Certain Getty Images Projected Financial Information, page 164

23. Expand the discussion to describe any material differences between the Getty Images
         Internal Forecasts provided to management and the Getty Images Forecasted Financial
         Information included in this section.
24. Expand the disclosure to describe the material assumptions regarding revenue growth, or tell us why this is unnecessary.
Material U.S. Federal Income Tax Consequences of the Domestication Merger..., page 174

25. Please provide a tax opinion covering the material federal tax consequences of the transaction, or tell us why you do not believe you are required to do so. In this regard, we note that apparent complexity of and uncertainties associated with the tax consequences
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         described in this section. Please refer to Section III of Staff Legal Bulletin No. 19.
Information about CCNB
Significant Activities Since Inception, page 205

26. Revise to disclose the components of the units issued on August 4, 2020, including the material terms of the public warrants and the private placement warrants.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Getty Images
Results of Operations, page 245

27. We note you describe multiple factors that contributed to the change in Creative and
         Editorial revenues. Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each factor should be described in quantified terms, to the extent possible. Also, please describe the underlying reasons for the changes in unrealized foreign exchange gains (losses). Refer to
Item 303(b) of
         Regulation S-K.
Non-GAAP Financial Measures, page 250

28. We note your presentation of Adjusted EBITDA Margin here and on page 232 as well as
         Estimated Adjusted EBITDA Margin on pages 13 and 223. For historical margins and estimated margins, please also present net income (loss) as a percentage of revenue which is the most directly comparable GAAP measure. For estimated margins, please provide a quantitative reconciliation, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.
Critical Accounting Policies, page 254

29. Please tell us your consideration of including your goodwill impairment testing as a critical accounting policy.
Index to Financial Statements, page F-1

30. Please tell us your consideration of providing Vector Holding, LLC's financial statements.
General

31. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out of pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
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            2022        HOLDING, LLC
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32.      Please define "Rollover Options."
33. We note that the Series B-1 Common Stock and Series B-2 Common Stock are non-voting series of stock. As applicable, please:
             describe the different authorized classes of common stock in the prospectus summary, risk factors and description of securities sections;
             describe the securities being offered on the prospectus cover page;
             explain the nature of the disparate voting rights, including the number of votes per share to which each class of common stock is entitled, on the prospectus cover page and in the prospectus summary, risk factors and description of securities sections;
             describe those circumstances in which holders of non-voting stock would be entitled to vote on particular matters under your constituent documents or applicable law, the number of votes to which they would be entitled, the number of votes required for approval of such matters, and whether classes would vote separately or together as a combined clas;
             describe circumstances or events in which the conversion of no-vote shares is mandatory or optional, and any resulting impact on all shareholders, including dilution;
             discuss whether the multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity; and
             include any relevant risk factor disclosure.
34. With a view toward disclosure, please tell us whether you anticipate qualifying as a
         "controlled company" after the business combination.
35. Please provide disclosure pursuant to Item 403 of Regulation S-K regarding Getty Images, or tell us why you do not believe you are required to do so.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey K. Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                              Sincerely,
 Chinh Chu
VECTOR HOLDING, LLC
February 17, 2022
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Comapany NameVECTOR HOLDING, LLC
                                   Division of Corporation Finance
February 17, 2022 Page 8           Office of Trade & Services
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